Exhibit 4.26

CONVERTIBLE DEMAND DEBENTURE

Principal Amount: $2,960,000 (Cdn.)
Holder: Matco Capital Ltd.

8% CONVERTIBLE DEMAND DEBENTURE

     3887685 Canada Inc. (formerly known as Forbes Medi-Tech Operations Inc.) (hereinafter referred to as the "Corporation"), a corporation duly incorporated and existing under the laws of Canada, for value received, hereby acknowledges itself indebted and promises to pay on demand or May 9, 2009, whichever is earlier (such date being referred to herein as the "Due Date"), to or to the order of Matco Capital Ltd. (hereinafter referred to as the "Holder") the Principal Amount, as set out above, subject to adjustment in accordance with the Investment Agreement dated March 19, 2008 among the Corporation, the Holder and Forbes Medi-Tech Inc. in lawful money of Canada upon presentation and surrender of this Debenture at the principal offices of the Corporation or at such other place in Canada as the Holder may designate in writing, and to pay interest on the Principal Amount from the date hereof at the rate of 8% per annum, calculated and compounded semi-annually, both before and after the Effective Date of Conversion (as defined herein) until such interest and principal amount is paid in full and, should the Corporation at any time default in payment of any principal or interest, to pay, on demand, interest both before and after default and judgment on the amount in default at the same rate in like money. The interest rate specified herein is intended to be a nominal rate and not an effective rate of interest.

RIGHT OF CONVERSION

1.	(a)	Conversion at the Demand of Holder: Upon and subject to the provisions and conditions herein contained, the Holder shall have the right, at any time, upon the giving of written notice to the Corporation (the "Conversion Notice"), to convert all or, in the sole discretion of the Holder, any part of the outstanding Principal Amount of this Debenture into 20,683,685 common shares of the Corporation (the "Common Shares") and 123,818,901 non-voting shares of the Corporation (the "Non-Voting Shares") (the Common Shares and Non-Voting Shares are collectively referred to herein as the "Shares"), as adjusted pursuant to Section 15 hereof, at a conversion price of $0.02048411 per Common Share and $0.02048411 per Non-Voting Share, as adjusted from time to time, (the "Conversion Ratio") such that, for greater clarity and subject to adjustment, $423,680.62 of the Principal Amount of this Debenture shall be convertible into the Common Shares and $2,536,319.38 of the Principal Amount of this Debenture shall be convertible into the Non-Voting Shares and in the event the Holder at any time converts less than all of the Principal Amount of this Debenture then the Holder shall elect, in the sole discretion of the Holder with such election to be made in the Conversion Notice provided by the Holder in connection with such conversion, the portion of the Principal Amount of this Debenture to be converted into Common Shares, if any, and the portion of the Principal Amount of this Debenture to be converted into Non-Voting Shares, if any, and such election shall be binding on the Corporation.

Procedure for conversion: If the Holder desires to convert this Debenture into Shares in whole or in part, the Holder shall deliver a written notice (signed by the Holder or his attorney or agent) to the Corporation exercising its right to convert this Debenture, together with this Debenture. Upon the delivery of the said notice, the Holder or such
(b)

other person in whose name the Shares are to be issued, as designated in the said notice, shall be deemed, for all purposes, to be the holder of record of such number of fully paid and non-assessable Shares into which this Debenture may be converted on the basis contemplated in Subsection 1(a) and such person or persons shall be entitled to delivery by the Corporation of a certificate or certificates representing such Shares promptly after the exercise of such right of conversion. The Corporation shall thereupon cancel this Debenture to reflect the payment in full of the Principal Amount if the conversion is of the entire Principal Amount hereof or shall endorse this Debenture to reflect a partial payment if the conversion relates to part of the Principal Amount.

(c)	Approvals and Registrations: The Corporation will take such action as may be necessary to secure all registrations and approvals as may be required by applicable statutes or regulations for the issuance of the Shares upon conversion of this Debenture in whole or in part.

(d)	Adjustment for interest or dividends: If this Debenture is converted pursuant to Subsection 1(a), then, notwithstanding anything herein to the contrary, the Corporation will pay to the Holder interest accrued hereunder up to the date upon which the Holder is deemed to be the holder of record of the Shares issuable upon conversion as provided in Subsection 1(a) (the "Effective Date of Conversion"), such interest to be paid on the Effective Date of Conversion.

(e)	Reservation of Shares: So long as this Debenture is outstanding, the Corporation shall reserve and conditionally allot against the conversion rights conferred to the Holder by this Debenture a sufficient number of Shares to enable this Debenture to be converted upon the basis provided for in Subsection 1(a). All Shares issued upon exercise of the right of conversion herein provided for shall be issued as fully paid and non-assessable Shares.

EVENTS OF DEFAULT

2.	Events of Default: Notwithstanding the fact that the Principal Amount is payable on demand, the happening of any one or more of the following events shall be considered an event of default (each an "Event of Default"):

	(a)	if the Debtor makes default in payment of the Principal Amount of the Debenture when the same becomes due and payable under any provision hereof;

	(b)	the Debtor does not observe or perform any of the Debtor’s obligations under this Agreement or any other agreement or document existing at any time between the Debtor and the Holder;

	(c)	any representation, warranty or statement made by or on behalf of the Debtor to the Holder is untrue in any material respect at the time when or as of which it was made;

	(d)	the Debtor: (i) makes a proposal or files an assignment for the benefit of creditors under the Bankruptcy and Insolvency Act (Canada) or similar legislation in Canada or any other jurisdiction; (ii) a petition in bankruptcy is filed against the Debtor; (iii) steps are taken under any legislation by or against the Debtor seeking its liquidation, winding-up, dissolution or reorganization or any arrangement or composition of its debts; or (iv) proceedings are instituted to petition the Debtor into bankruptcy under the Bankruptcy and Insolvency Act (Canada) or similar legislation in Canada or any other jurisdiction which remain undischarged on the 60th day after they are instituted;

(e)	a Receiver, trustee, custodian or other similar official is appointed in respect of the Debtor or any of the Debtor’s property;

(f)	the holder of a charge, other than the Holder, takes possession of all or any part of the Debtor’s property, or a distress, execution or other similar process is levied against all or any part of such property;

(g)	if an event of default, as defined in any indenture or instrument under which the Debtor has at the time hereof or shall hereafter have outstanding in respect of any indebtedness for borrowed money, shall have occurred and be continuing and such indebtedness shall have been accelerated;

(h)	if the Debtor shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and after notice in writing has been given by the Holder to the Debtor specifying such default and requiring the Debtor to rectify the same, the Debtor shall fail to make good such default within a period of 15 days unless the Holder (having regard to the subject matter of the default) shall have agreed to a longer period and in such event within the period agreed to by the Holder; or

(i)	if an encumbrancor shall lawfully take possession of the property of the Debtor or any part thereof which is a substantial part thereof or if a distress or execution or any similar process shall be levied or enforced against and remains unsatisfied for or is not discharged within 30 days.

ENFORCEMENT

3.	Enforcement of Security: Upon the occurrence and during the continuance of any Event of Default, the Holder will be entitled to demand payment of any amount due hereunder and to enforce its rights under any security granted in its favour.

COVENANTS AND REPRESENTATIONS OF THE CORPORATION

4.	Certain Covenants by the Corporation: The Corporation hereby covenants and agrees:

	(a)	To Pay Principal and Interest: That the Corporation will duly and punctually pay or cause to be paid to the Holder the principal of and interest accrued on this Debenture and other amounts payable hereunder on the dates, at the places, in the moneys, and in the manner mentioned herein.

	(b)	To Carry on Business: Any business carried on by the Corporation will be conducted in a proper and efficient manner; and at all reasonable times it will furnish or cause to be furnished to the Holder or its duly authorized agent or attorney such information relating to the business of the Corporation as the Holder may reasonably require; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights.

4.B	Certain Representations and Warranties by the Corporation: The Corporation represents and warrants:

(a)	Incorporation, Licenses and Qualification: That the Corporation is a body corporate, duly incorporated, properly organized and validly existing under the laws of its jurisdiction of incorporation and is duly registered and qualified to do business under the laws of each other jurisdiction in which the character of the properties owned by it or the nature of the activities conducted by it made such registration or qualification advisable or necessary and that it will maintain such status.

(b)	Power, Authority, Execution and Delivery: That the Corporation has full power and lawful authority to enter into this Debenture, to create and grant this Debenture, and has duly executed and delivered this Debenture and that the that the Corporation has full power and lawful authority to enter into the general security agreement between the Holder and the Corporation dated May 9, 2008 (the "GSA"), and the security contemplated thereby and has duly executed and delivered the GSA.

(c)	Enforceability: That each of this Debenture and the GSA constitutes a valid and legally binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject only to bankruptcy, insolvency or other statutes or judicial decisions affecting the enforcement of creditor's rights generally and to general principles of equity.

(d)	Non-Conflict: Neither the execution nor the performance of this Debenture nor the GSA requires the approval of any regulatory agency having jurisdiction over the Corporation which has not been obtained, nor is this Debenture or the GSA in contravention of or in conflict with the articles, by-laws or resolutions of the directors or shareholders of the Corporation or any unanimous shareholders agreement relating to the Corporation or of the provisions of any agreement to which the Corporation is a party or by which any of its property may be bound or of any statute, regulation, by-law, ordinance or other law, or of any judgment, decree, award, ruling or order to which the Corporation or any of its property may be subject.

(e)	No Default: The Corporation is not in material breach of any material agreement to which it is a party or its assets are bound.

MISCELLANEOUS

5.	Limitation on Voting: Notwithstanding any other provision herein, in no event shall this Debenture be convertible into a number of shares of the Corporation such that the Holder would own or control directly or indirectly in any manner whatsoever in excess of 35% of the voting shares of the Corporation issued and outstanding on the Effective Date of Conversion.

6.	Replacement of Debenture Mutilated, Lost or Destroyed: If this Debenture is mutilated lost or destroyed, the Corporation shall issue and deliver to the Holder, a new Debenture of like tenor as the one mutilated, lost or destroyed, in exchange for and in place of and upon cancellation of such mutilated Debenture, or in lieu of and in substitution for such lost or destroyed Debenture, provided, however, that the Corporation shall have first received an indemnity in form and as to execution satisfactory to it in its reasonable discretion.

7.	Notices: All notices given hereunder to the Holder or to the Corporation shall be in writing and personally delivered during normal business hours or sent by prepaid registered mail if to the Holder at #400, 407 - 8th Avenue S.W., Calgary, Alberta T2P 1E5 unless otherwise instructed, or if to the Corporation at Suite 200, 750 West Pender Street, Vancouver, B.C. V6P 2T8 or such addresses as it may give notice of to the Holder. Every such notice shall be deemed to have been given on the third business day following the day when it is posted or on the day when it is delivered.

8.	Application of Moneys: Except as herein otherwise expressly provided, any moneys paid on account of this Debenture, whether paid by the Corporation or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation shall be applied as follows:

(a) first, in payment or in reimbursement to the Holder of its costs, charges and expenses as required by Section 9 with interest thereon as herein provided;

(b) second, in payment to the Holder, of accrued and unpaid interest and interest on amounts in default on the Debenture which shall then be outstanding; and

(c) third, in payment to the Holder of the outstanding Principal Amount of the Debenture.

9.	Expenses: The Corporation agrees to pay to the Holder forthwith on demand all costs, charges and expenses, including all legal fees (on a solicitor and his own client basis), incurred by the Holder in connection with the recovery or enforcement of payment of the Principal Amount of and interest on this Debenture and any other moneys payable hereunder whether by realization or otherwise. All such sums shall bear interest at the rate set forth above.

10.	Exclusion of Liability of Holder: The Holder shall not be liable for any failure to exercise its rights, powers or remedies arising hereunder or otherwise.

11.	Effect of Headings: The headings of all the preceding sections, subsections and paragraphs are inserted for convenience of reference only and shall not affect the construction or interpretation of this Debenture. References herein to sections and subsections are references to sections or subsections of this Debenture unless otherwise specified or otherwise required by the context.

12.	Formal Date: This debenture may be referred to as bearing the formal date of May 9, 2008, notwithstanding its actual date of execution.

13.	Assignment: this Debenture may be assigned by the Holder or its successors and assigns at any time and from time to time. The Corporation shall not assign this Debenture.

14.	Governing Law: The Debenture shall be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein excluding reference to conflicts of laws principles, and shall be treated in all respects as a contract entered into in the Province of Alberta.

15.	[Business sensitive information intentionally omitted.]

Information regarding pricing has been redacted in the provision marked above on the basis of confidentiality.

     IN WITNESS WHEREOF the Corporation has duly executed this Debenture as of the 9th day of May, 2008.

3887685 CANADA INC.

Per: (signed) "Charles Butt"